LIST OF SUBSIDIARIES

Zeecol International, Inc. has the following subsidiaries and affiliates:

Subsidiaries’ or Affiliate’s Name	Jurisdiction of Incorporation or Organization

Green Dragon Industrial Inc.	British Virgin Islands

Green Dragon Wood Products Co., Limited	Hong Kong

Zeecol Limited	New Zealand